

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 16, 2016

VIA E-MAIL

Alan Hoffman, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193

Re: Versus Capital Real Assets Fund LLC (the "Fund")
Registration Statement on Form N-2
File Nos. 333-214178; 811-23201

Dear Mr. Hoffman

We have reviewed the registration statement referenced above that was filed on October 19, 2016 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Prospectus

Investment Strategies (outside front cover)

Please expand the disclosure to provide a brief plain English explanation of the "perpetual institutional real asset funds" and "institutional real asset funds that have a targeted capital raise and an expected life or term" in which the Fund may invest.

The disclosure states that the Fund will invest with a broad range of managers across differing investment strategies, geographies and real asset classes. Please expand the disclosure to state whether or not the Fund will impose a limit on the amount of its assets that may be invested, either directly or indirectly, in properties located outside of the United States and/or that may be invested in properties located in any one non-U.S. country and, if so, also disclose the applicable limits. Also provide similar disclosure with respect to the maximum percentage of the Fund's assets that may be invested, either directly or indirectly, in the securities of non-U.S. issuers in the aggregate, and of those representing securities of issuers located in any one non-U.S. country.

Please disclose whether or not the Fund will impose a limit on the amount of its assets that may be invested, either directly or indirectly, in securities that are either rated, or that have credit characteristics substantially similar to those rated, below investment grade, also known as "junk." If so, then also disclose the applicable limits.

The disclosure also states that "the Fund may also invest in a wholly-owned and controlled subsidiary (the "Subsidiary") that will make direct co-investments into timberland and agriculture/farmland assets. The Subsidiary will be a real estate investment trust ("Sub-REIT") and the Fund will consolidate the Subsidiary for purposes of financial statements, leverage and concentration." Please expand the disclosure to clarify that the Fund will also comply with the other provisions of the Investment Company Act of 1940 (the "ICA") governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with its Subsidiary.

Also, please confirm the following in your response letter:

a. that any separate investment advisory contract that the Subsidiary enters into with the Adviser or Sub-Adviser will comply with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser or Sub-Adviser and the Subsidiary is a material contract that should be included as an exhibit to the registration statement. Because the Fund and the Subsidiary would have the same adviser for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may combined.

b. that the Subsidiary will comply with the provisions relating to affiliated transactions and custody (ICA Section 17). Identify the custodian of the Subsidiary.

In your response letter, please explain whether a REIT wholly-owned by the Fund will satisfy the REIT ownership requirements of the Internal Revenue Code. If so, what mechanism or policies will be in place to ensure that the ownership requirements will be met? Will any restrictions be imposed on ownership of shares of the Fund? If so, could these restrictions give rise to shareholder disenfranchisement?

Shareholder Eligibility (outside front cover)

Specify the minimum initial investment for non-institutional investors.

Identify the criteria that the Adviser will use when determining whether "certain other" investors will be eligible to invest in the Fund.

Interval Fund (outside front cover)

Please expand the disclosure to identify the quarterly period in which the Fund will make its first offer to repurchase its shares.

In the bold face paragraph, also clarify in plain English that **an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe**

The disclosure states that "if you purchase Shares of the Fund, you will become bound by the terms and conditions of the LLC Agreement. A copy of the LLC Agreement has been filed as an exhibit to this Prospectus with the SEC." Provide a cross-reference to the page on which a discussion of the material terms of the LLC Agreement can be found in the prospectus. In this regard, in an appropriate section of the prospectus, please describe, in plain English, each material term and condition of the LLC Agreement to which a purchaser of Shares of the Fund will be bound.

Offering Proceeds (outside front cover)

The disclosure appearing in footnote (3) states that the Adviser has entered into servicing agreements to compensate certain financial industry professionals and the Intermediaries for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Any commissions and other consideration paid by the Adviser or other persons should be noted and briefly described in a footnote to the "Sales Load" column of the pricing table. In this regard, *see* Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term "commissions" as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the "Securities Act").

The disclosure also states that such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase, redeem and exchange Shares of the Fund. In our response letter, please describe the mechanisms through which Shares of the Fund, which are not redeemable securities, may be "redeemed." Additionally, please explain how Shares of the Fund may be "exchanged" in light of the purported "substantial restrictions on transferability" noted on page 18 and elsewhere in the prospectus.

Footnote (3) to the Fund's fee table states that the Fund will incur "organizational expenses, initial and ongoing offering costs," yet the disclosure does not identify the estimated amounts of these expenses and costs. Accordingly, in a footnote to the pricing table, please disclose estimates of these amounts, as well as the net per share and total proceeds to the Fund, after the payment of such expenses and costs. In this regard, *see* Instruction 6. to Item 1.g. of Form N-2. Also disclose that the payment of these amounts, although "payable by the Fund" are indirectly paid by investors in this offering and will immediately reduce the net asset value of each share purchased in this offering.

In your response letter, please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the prospectus outside front cover in at least 10-point type.

Investment Objective and Investment Strategies (page 8)

The disclosure in this section identifies the various types of funds and entities in which the Fund may invest and the disclosure on page 46 further refines the scope by stating that the Fund will not invest in entities that hold themselves out or otherwise operate as "hedge funds." Please expand the disclosure to state that the Fund will limit its investments in entities that are excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (which include private equity funds) to no more than 15% of its net assets in the aggregate.

The disclosure in the last paragraph states that, under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets to U.S. and non-U.S., public and private investments providing exposure to or investment in three identified real asset classes. Please clarify that the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in those asset classes. Also, expand the disclosure to describe the criteria that the Fund will use to determine whether an investment provides "exposure to" each of the (i) "Infrastructure"; (ii) "Timberland"; and (iii) "Agriculture/Farmland" real asset classes.

The disclosure appearing on page 2 of the SAI states that, under normal market conditions, the Fund will, as a fundamental policy, invest at least 80% of its assets in Real Asset Related Investments. Accordingly, clarify the disclosure in this section of the prospectus to specifically define "Real Asset Related Investments."

Other Fees and Expenses (page 14)

Amplify the disclosure to highlight the approximate percentage amounts that the investment managers of the underlying funds in which the Fund may invest will receive as asset-based fees and incentive fees. For example, disclose that the amount of these fees are typically are 2% and 20%, respectively. Also clarify that, because these amount are paid by the underlying funds, they will be indirectly paid by investors in the Fund.

Will the Fund invest in funds that are "fund-of-funds?" If so, also disclose that the Fund will pay a third layer of fees in the event that it invests in a fund that is itself a "fund-of-funds."

Will any of the funds in which the Fund invests be subject to "carried interests?" If so, please provide additional relevant disclosure regarding "carried interests."

Other Payments Made By the Adviser and/or the Distributor (page 14)

Expand the disclosure to address whether the payment of any amounts described in this section may create a conflict of interest by influencing the financial industry professionals and/or Intermediaries to recommend the Shares of the Fund over another investment.

Distribution Policy and Dividend Reinvestment Plan (page 15)

Please disclose whether any of the Fund's distributions may represent a return of an investor's capital and, if it could, also highlight the tax consequences to an investor.

Prospectus Summary – Risk Factors (page 17)

Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund's future borrowings, its net investment income, its net asset value, the ability of the entities comprising, either directly or indirectly, the Fund's investment portfolio to service interest payment obligations and principal loan repayments.

Summary of Fund Expenses (page 24)

The first paragraph states that the Summary of Expenses Table describes fees and expenses that are based on the assumption that the weighted average assets under management of the Fund will be approximately $250 million. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

Please revise the fee table presentation to conform to the format prescribed by Item 3 to Form N-2. For example, delete both "Total Annual Fund Expenses" line items. Also, the disclosure appearing in the paragraph that begins with "Total Annual Fund Expenses represents," and in the paragraph that begins with "Acquired Fund Fees and Expenses," should instead be presented as footnotes to the fee table.

In the paragraph beginning with "Acquired Fund Fees and Expenses," also disclose that the underlying funds in which the Fund invests charge a 2% management fee on assets under management, in addition to the performance fees that are currently disclosed. Will any of the underlying funds charge an income incentive fee? If so, expand the disclosure to identify the estimated amount of the income incentive fees that could be charged.

Also, in that same paragraph, identify the types of Institutional Investment Funds in which the Fund may invest "that have fund structures that may be considered traditional pooled investment vehicles."

Footnote (3) indicates that the "Other Expenses" of 0.30% is presented in the fee table after the application of the expense cap set forth in the ELA. However, the "Other Expenses" line item should instead present a gross percentage amount before application of the ELA cap. A separate fee table line item should then be presented after the "Total Annual Expenses" line item to reflect the amount of expenses that are reimbursed by the Adviser under the ELA. The last line item presented in the fee table should then reflect the "Net Total Annual Expenses."

In a footnote to the Summary of Fund Expenses table, please disclose whether or not the Fund plans to borrow funds or otherwise issue debt and/or preferred securities during the next twelve months and, if it does, add applicable disclosure to the Summary of Expenses Table and Example reflecting the cost of borrowing funds or of otherwise issuing and servicing debt and/or preferred securities.

Please make clear, in a footnote to the fee table, that all of the fees and expenses of the Fund's Subsidiary expected to be incurred during the first 12 months of this offering are included in the "Total Annual Expenses" line item presentation.

Risk Factors (page 26)

Please delete the caption "General Risk Factors."

Expand the lead-in paragraph to make clear that the Risk Factors section nonetheless describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a Fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Fund Could Be Minimally Capitalized (page 29)

Disclose whether the Fund has an obligation to raise a specific amount of capital prior to commencing operations. Also disclose whether the Distributor is required to sell any specific number or dollar amount of the Fund's shares.

Disclose whether any arrangement has been made to place funds received in an escrow, trust or similar account.

Ability to Enforce the Fund's Legal Rights. (page 40)

Expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may directly or indirectly principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower's obligations to a lender.

The Fund's Use of Leverage Involves Risk of Loss (page 42)

Please also include as separate risk factors in the prospectus summary, summaries of the disclosure contained under "The Fund's Use of Leverage Involves Risk of Loss," and under "The Institutional Invest Funds May Use Leverage, Which Involves Risk of Loss." Also expand the disclosure to clarify that, because the underlying funds may themselves incur higher levels of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the ICA.

The last sentence of the bold face paragraph at the top of page 55 states that "**the current investment themes and the research and investment process presented in this material represent the views of the Adviser at the time this material was completed and are subject to change without notice."** The statement inappropriately conflicts with the Fund's disclosure obligations and, therefore, should be deleted. Additionally, consider moving the remainder of the disclosure appearing in the bold face paragraph and, instead, include it as part of the lead-in paragraph of the Risk Factors section.

Plan of Distribution (page 64)

The disclosure contained in the third, fourth and fifth sentences of the first paragraph should instead be presented under a caption entitled "Additional Financial Intermediary Compensation." Also, expand the disclosure to state the maximum permissible amount of the compensation that could be paid by the Adviser and the Fund under the arrangements described therein. Further clarify that the Adviser also benefits when the payments result in increased assets under management and a corresponding increase in its management fees.

File, as exhibits to the registration statement, all arrangements governing the payment of compensation currently described in the "Plan of Distribution" section.

Calculation of Net Asset Value (page 67)

In your response letter, please inform the staff whether the Fund's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund's Board of Directors will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Statement of Additional Information

Fundamental Policies (page 1)

Please combine the presentation of the first and the eighth fundamental policy bullets to provide a cohesive industry concentration policy that is consistent with the prospectus disclosure pertaining to the Fund's principal investments, as well as with Item 2.b.(2) of Form N-2 and the Instruction thereto. Also, delete the statement that "the Institutional Investment Funds…in which the Fund will seek to invest are not considered part of an industry." Instead, disclose that, to the extent that the Fund is aware of the investments held by the Institutional Investment Funds, the Fund will consider such information when determining compliance with its concentration policy.

The sixth fundamental policy bullet states that the Fund may lend its portfolio securities. In a separately captioned "Securities Lending" section, please highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund's fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund's assets that can be invested in securities lending. Also state that the Fund's Board of Directors has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Please add a fundamental policy stating whether the Fund is permitted to purchase and sell commodities.

Please expand the Fund's fundamental policy pertaining to repurchase offers to clarify that each specific requirement set forth of Rule 23c-3(b)(2)(i)(A)-(D) are included as part of that policy.

Certain Portfolio Securities and Other Operating Policies (page 2)

In your response letter, confirm that the Fund will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Fund and, if true, that they are subject to the Fund's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Involuntary Repurchases (page 8)

Reconcile the disclosure pertaining to the Fund's purported ability to make involuntary repurchases of its shares with the requirements of Section 23(c) of the ICA and the rules promulgated thereunder.

Directors and Officers (page 3)

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Signatures and Powers of Attorney (page 27)

Specify the date on which each person signed the registration statement.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel